Exhibit 21.1

Name of Subsidiary	Jurisdiction
Silver Bay Operating Partnership L.P.	Delaware
SB TRS LLC	Delaware
Silver Bay Property Corp. (dba Silver Bay Homes and Silver Bay California Property Corp.)	Delaware
Silver Bay Management LLC	Delaware
SB Financing Trust	Delaware
SB Financing Trust Owner LLC	Delaware
SBY 2014-1 Equity Owner LLC	Delaware
SBY 2014-1 Borrower LLC	Delaware

The names of fourteen consolidated subsidiaries, each wholly-owned by SB Financing Trust Owner LLC and engaged in the business of owning single-family properties in the United States, are omitted from this exhibit.
The names of two consolidated subsidiaries, each wholly-owned by Silver Bay Operating Partnership L.P. and engaged in the business of owning single-family properties in the United States, are omitted from this exhibit.